Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Subject: An Important Message from the Office of the CEO

Team:

We want to share some important news about HSNi, our brands and our largest shareholder, Liberty Interactive.

As you know, Liberty owns QVC and zulily – businesses that are part of Liberty’s QVC Group. Liberty also has been the largest shareholder of HSNi for some time. Today, that relationship is expanding.

Liberty has entered into an agreement to acquire all of HSNi. Upon closing of the transaction, HSNi will join Liberty’s QVC Group.  Our combined company will be one of the largest digital retailers in the world with annual revenue of $14 billion.

As the first home shopping network, we redefined retail. Now, together with QVC, we will continue to innovate and compete as the largest global video commerce company and among multi-category retailers, the third largest in mobile commerce in the U.S. and the third in e-commerce in North America. This scale brings significant advantages and allows us to be stronger and more effective in the rapidly evolving retail industry.

We will continue to operate as separate brands within the QVC Group. HSN will continue to be based in St. Petersburg and we will retain our brand name, individual positioning, shopping experience and customer base following the completion of the acquisition. Our Cornerstone brands will also maintain their brand identities and continue to operate at their existing facilities.

At the same time, this is an opportunity to combine and adapt the best of both QVC and our HSNi brands. Our content-based brand portfolios and programming will be strengthened through collaboration across QVC, HSNi and zulily, which will also give us access to a global customer base.

Together we can also work to enhance our customers’ experiences and leverage our combined scale, resources and talents to further strengthen our brands, improve efficiencies, and redeploy savings in innovation and growth. We anticipate these initiatives will contribute $75 million to $110 million in annual cost reductions in the next three to five years. In the spirit of transparency, we do expect headcount reductions as we address areas of overlap, which will likely affect both companies. We’ll share more information and maintain transparency with you as these plans develop.

The transaction, which requires regulatory approval and the approval of our stockholders, is expected to be finalized by the fourth quarter. We will continue with our normal course of business until then. In the interim, we will be establishing an integration team with representatives from all companies to ensure we are planning to capitalize on the best talent and ideas of both companies after the deal closes. This will be a thoughtful process, and we are committed to ongoing communication to share information and answer any questions you may have along the way.

To that end, today at 1:00 pm (eastern) we will be hosting a town hall that will stream to all our locations and be posted on our intranet. Additionally, Mike George, QVC President & CEO will join us for a town hall Friday morning at 9:30 am (eastern). That too will be streamed to all our locations and available on our intranet. Additionally, a copy of today’s press release which provides additional information on the transaction is below.

As we mark HSN’s 40th year, and as HSNi begins its second decade as a publicly traded company, we’ve both celebrated the past and looked with optimism to our future. There is no doubt that our business is constantly evolving, as new technologies have emerged, as the retail landscape has changed, and as we’ve continually redefined the shopping experience for our customers. We are proud of our history as a pioneer and an innovator, and we believe that the time is right to now embark on this new chapter.

We look forward to continuing to build on our legacy, and are confident that, as part of Liberty’s QVC Group, we will continue to thrive.

Thank you,

Bill, Judy and Rod

LIBERTY INTERACTIVE ENTERS INTO AGREEMENT TO ACQUIRE HSN, INC.

Englewood, CO, and St. Petersburg, FL, July 6, 2017 - Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) and HSN, Inc. (“HSNi”) (Nasdaq: HSNI) today announced that they have entered into an agreement whereby Liberty Interactive will acquire the 62% of HSNi it does not already own in an all-stock transaction.

“We are excited to announce the acquisition of HSNi. The addition of HSN will enhance QVC’s position as the leading global video eCommerce retailer. Every year they together produce over 55,000 hours of shoppable video content and have strong positions on multiple linear channels and OTT platforms,” said Greg Maffei, Liberty Interactive President and CEO. “The value of the combined QVC, HSNi and zulily will be further highlighted when later this year QVC Group becomes an asset-backed stock as part of the previously announced split-off of Liberty Ventures.”

“We’re thrilled to welcome the HSNi team to our company.  HSNi founded the industry forty years ago and helped it grow with exciting initiatives like Shop By Remote and media integrations with leading content producers.  By creating the leader in discovery-based shopping, we will enhance the customer experience, accelerate innovation, leverage our resources and talents to further strengthen our brands, and redeploy savings for innovation and growth,” said Mike George, QVC President and CEO.  “As the prominent global video commerce retailer and North America’s third largest mobile and eCommerce retailer, the combined company will be well-positioned to help shape the next generation of retailing.”

“Joining the QVC Group will give us instant access to global consumer markets, a leadership team with deep expertise and a global perspective, and the opportunity to further strengthen our content-based brand portfolios in a changing retail landscape,” said Arthur C. Martinez, HSNi’s Chairman of the Board of Directors. “We have both been innovators in a growing and dynamic retail environment with a unique vision of what shopping should be, and as new technologies continue to change our everyday lives, together we can develop the next generation of shopping for the next generation of consumers.”

Liberty Interactive believes the acquisition of HSNi will provide the following benefits:

•	Increase scale, enhancing the competitive position of QVC Group

•	Meaningful synergies through cost reduction and revenue growth opportunities

•	Increased development of eCommerce, mobile and OTT platforms

•	Optimize programming across five US networks

•	Cross marketing to better engage existing and potential customers

•	Financial optionality due to HSNi’s lower debt leverage

HSNi consists of HSN, a leading interactive multichannel retailer and Cornerstone, which is comprised of leading home and apparel lifestyle brands including Ballard Designs, Frontgate, Garnet Hill, Grandin Road and Improvements. Post-closing, HSNi headquarters will remain in St. Petersburg and will be overseen by Mike George.

Liberty Interactive currently owns 38.2% of HSNi and, under the definitive agreement will acquire the remaining 61.8% stake, making it a wholly-owned subsidiary, attributed to the QVC Group tracking stock. HSNi shareholders will receive fixed consideration of 1.65 shares of Series A QVC Group common stock for every share of HSNi common stock. Based on the Series A QVC Group common stock’s closing price as of July 5, 2017 and the number of HSNi undiluted shares outstanding as of May 1, 2017, this equates to a total enterprise value for HSNi of $2.6 billion, an equity value of $2.1 billion, and consideration of $40.36 per HSNi share, representing a premium of $9.06 per share or 29% to HSNi shareholders, based on HSNi’s closing price on July 5, 2017.

Liberty Interactive intends to issue 53.4 million shares of QVC Series A common stock to HSNi shareholders. Pro forma, QVC Group total undiluted share count will be 504.3 million, comprised of 474.9 million shares of Series A common stock and 29.4 million shares of Series B common stock, with former HSNi shareholders, excluding Liberty Interactive, to own 10.6% of QVC Group's undiluted equity and 6.9% of the undiluted voting power, based on the number of shares outstanding as of April 30, 2017. Following the completion of the transaction, Liberty Interactive expects to continue its repurchases of QVC Group common stock.

The acquisition of HSNi is expected to be completed by the fourth quarter of 2017. The completion of the acquisition is subject to certain customary conditions, including (i) the receipt of requisite regulatory approvals including approval from the Federal Communications Commission and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (ii) approval by a majority of the outstanding voting power of HSNi shareholders. A voting agreement has been obtained from Liberty Interactive to vote its HSNi shares in-favor of the transaction. Approval of the Liberty Interactive stockholders is not required, and is not being sought, for the HSNi acquisition. Upon closing, the Liberty Interactive Board of Directors will be expanded by one to include a director from the HSNi Board of Directors; this director will be selected by Liberty Interactive.

The previously announced transaction between Liberty Interactive and General Communication, Inc. (“GCI”) and subsequent split-off of Liberty Ventures is expected to close later in 2017. Simultaneous with that closing, QVC Group, including wholly-owned subsidiaries QVC, Inc., zulily and HSNi (or, if the HSNi acquisition has not yet closed, following such closing), will become an asset-backed stock and Liberty Interactive will be renamed QVC Group, Inc. Neither the GCI acquisition nor the HSNi acquisition is conditioned on the completion of the other, and no assurance can be given as to which of these transactions will be completed first.

Allen & Company is serving as financial advisor and Baker Botts LLP is serving as legal advisor to Liberty Interactive.

Centerview Partners and Goldman Sachs Group, Inc. are serving as financial advisors and Davis Polk & Wardwell LLP is serving as legal advisor to the Special Committee of the Board of Directors of HSNi.

Important Notice: Liberty Interactive (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) President and CEO, Greg Maffei, QVC President, CEO Mike George and HSN, Inc. (Nasdaq: HSNI) Office of the CEO and CFO, Rod Little, will discuss this transaction in a conference call which will begin at 9:00 a.m. (E.D.T.) on July 6, 2017. The call can be accessed by dialing (888) 394-8218 or (323) 701-0225, with participant passcode 1505706 at least 10 minutes prior to the start time. An accompanying presentation will be posted to the Liberty Interactive website prior to the call. The call will also be broadcast live across the Internet and archived on our website. To access the webcast go to http://www.libertyinteractive.com/events. Links to this press release will also be available on Liberty Interactive's website.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSNi by Liberty Interactive, the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc. ("GCI" and the "proposed GCI transaction"), the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition and the proposed GCI transaction, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition and the proposed GCI transaction, including the timing and satisfaction of conditions to these transactions that could reduce anticipated benefits or cause the parties to abandon the respective transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive and HSNi which may affect the statements made in this communication.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

In addition, nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and issuance of shares in the proposed GCI transaction will only be made pursuant to GCI’s effective registration statement. Liberty Interactive stockholders, GCI shareholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed GCI transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed GCI transaction. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also  be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition.

Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

In addition, the directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed GCI transaction. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on April 20, 2017, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of GCI is available as part of its Form 10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described above.

About Liberty Interactive Corporation

Liberty Interactive Corporation operates and owns interests in a broad range of digital commerce businesses. Those businesses are currently attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The businesses and assets attributed to the QVC Group (Nasdaq: QVCA, QVCB) consist of Liberty Interactive Corporation's subsidiaries, QVC, Inc. and zulily, llc, and its interest in HSNi, Inc., and the businesses and assets attributed to the Liberty Ventures Group (Nasdaq: LVNTA, LVNTB) consist of all of Liberty Interactive Corporation's businesses and assets other than those attributed to the QVC Group, including its interests in Liberty Broadband Corporation and FTD, Liberty Interactive Corporation's subsidiary Evite, and minority interests in ILG, Lending Tree and Charter Communications.

About HSN, Inc.

HSN, Inc. (Nasdaq:HSNI) is a $3.5 billion interactive multichannel retailer with strong direct-to-consumer expertise among its two operating segments, HSN and Cornerstone. HSNi offers innovative, differentiated retail experiences on TV, online, via mobile devices, in catalogs, and in brick and mortar stores. HSN, a leading interactive multichannel retailer which offers a curated assortment of exclusive products combined with top brand names, now reaches approximately 91 million homes ( with live programming 364 days a year). HSN.com offers a differentiated digital experience by leveraging content, community and commerce. In addition to its existing media platforms, HSN is the industry leader in transactional innovation, including services such as HSN Shop by Remote®, the only service of its kind in the U.S., the HSN Shopping App for mobile handheld devices and HSN on Demand®. Cornerstone comprises leading home and apparel lifestyle brands including Ballard Designs®, Frontgate®, Garnet Hill®, Grandin Road® and Improvements®. Cornerstone distributes approximately 300 million catalogs annually, operates five separate digital sales sites and operates 17 retail and outlet stores.

Liberty Interactive Corporation

Shane Kleinstein

720-875-5420

QVC, Inc.

Colleen Rooney (Media)

484-701-1761

colleen.rooney@qvc.com

HSN, Inc.

Art Singleton (Analysts/Investors)

727-872-4941

Art.singleton@hsn.net

Jill Kermes (Media)

727-872-4390

Jill.kermes@hsn.net